Exhibit 99.1

Yandex Announces First Quarter 2015 Financial Results

MOSCOW and AMSTERDAM, Netherlands, April 28, 2015, Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its financial results for the first quarter ended March 31, 2015.

Q1 2015 Financial Highlights(1)(2)

•                  Revenues of RUR 12.3 billion ($211.1 million), up 13% compared with Q1 2014

•                  Ex-TAC revenues (excluding traffic acquisition costs) up 16% compared with Q1 2014

•                  Income from operations of RUR 1.5 billion ($25.5 million), down 45% compared with Q1 2014

•                  Adjusted EBITDA of RUR 3.6 billion ($61.1 million), down 12% compared with Q1 2014

•                  Operating margin of 12.0%

•                  Adjusted EBITDA margin of 28.9%

•                  Adjusted ex-TAC EBITDA margin of 37.1%

•                  Net income of RUR 2.1 billion ($36.4 million), down 21% compared with Q1 2014

•                  Adjusted net income of RUR 2.2 billion ($38.5 million), down 12% compared with Q1 2014

•                  Net income margin of 17.2%

•                  Adjusted net income margin of 18.2%

•                  Adjusted ex-TAC net income margin of 23.4%

•                  Cash, cash equivalents and deposits of RUR 47.1 billion ($805.5 million) as of March 31, 2015

“Despite a challenging macroeconomic environment, we delivered good top-line performance with text-based advertising on our own sites growing 14%. The number of advertisers we serve grew sequentially as businesses continue to respond to the inherent advantages of contextual advertising,” said Arkady Volozh, Chief Executive Officer of Yandex. “We will continue to invest in our key technologies and our people in order to deliver superior products to our advertisers and our users”.

The following table provides a summary of key financial results for the three months ended March 31, 2014 and 2015:

	Three months
	ended March 31,
In RUR millions	2014	2015	Change
Revenues	10,885	12,339	13%
Ex-TAC revenues(2)	8,317	9,622	16%
Income from operations	2,718	1,486	-45%
Adjusted EBITDA(2)	4,042	3,571	-12%
Net income	2,680	2,127	-21%
Adjusted net income(2)	2,552	2,249	-12%

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 58.4643 to $1.00, the official exchange rate quoted as of March 31, 2015 by the Central Bank of the Russian Federation.

(2)  The following measures presented in this release are “non-GAAP financial measures”:  ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable US GAAP measures.

Q1 2015 Operational Highlights

•                  Share of Russian search market (including mobile) averaged 58.6% in Q1 2015 (according to LiveInternet)

•                  Search queries in Russia grew 3% compared to Q1 2014

•                  Number of advertisers grew to 323,000, up 14% from Q1 2014 and up 2% from Q4 2014

•                  Selected as the default search provider in Mozilla Firefox in Turkey

Revenues

	Three months
	ended March 31,
In RUR millions	2014	2015	Change
Advertising revenues:
Text-based advertising
Yandex websites	7,394	8,444	14%
Ad network	2,663	3,013	13%
Total text-based advertising	10,057	11,457	14%
Display advertising
Yandex websites	647	525	-19%
Ad network	76	81	7%
Total display advertising	723	606	-16%
Total advertising revenues	10,780	12,063	12%
Other	105	276	163%
Total revenues	10,885	12,339	13%

Text-based advertising revenues increased 14% compared with Q1 2014 and constituted 93% of our total revenues.

Text-based advertising revenues from Yandex websites grew 14% compared with Q1 2014 and accounted for 68% of our total revenues in Q1 2015.

Text-based advertising revenues from our ad network increased 13% compared with Q1 2014 and contributed 25% of total revenues during Q1 2015.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 12% in Q1 2015 and our average cost per click in Q1 2015 increased 2% compared with Q1 2014.

Display advertising revenue, affected by the weak macroeconomic environment, decreased 16% compared to Q1 2014. As a result, the share of display advertising in our revenue structure shrank to 5% in Q1 2015 compared with 7% in Q1 2014.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect investments in overall growth, including personnel. In Q1 2015, Yandex reduced the number of its full-time employees compared to Q4 2014, but our total headcount as of March 31, 2015 increased 9% compared to March 31, 2014.  The total number of full-time employees was 5,603 as of March 31, 2015.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months
	ended March 31,
In RUR millions	2014	2015	Change
TAC:
Related to the Yandex ad network	1,789	1,866	4%
Related to distribution partners	779	851	9%
Total TAC	2,568	2,717	6%
Total TAC as a % of total revenues	23.6%	22.0%
Other cost of revenues	764	996	30%
Other cost of revenues as a % of revenues	7.0%	8.1%
Total cost of revenues	3,332	3,713	11%
Total cost of revenues as a % of revenues	30.6%	30.1%

TAC decreased slightly as a percentage of total revenues from 23.6% in Q1 2014 to 22.0% in Q1 2015 and grew only 6% compared with Q1 2014. The slowdown in the growth of partner TAC was mostly due to changes in our partner revenue mix. Partner TAC includes traffic acquisition costs related to both our text-based and our display advertising networks.

Other cost of revenues in Q1 2015 increased 30% compared with Q1 2014, primarily reflecting an increase in personnel expenses and in rent expenses attributable to additional office space that we began leasing in May 2014 and to the material appreciation of the U.S. dollar in Q1 2015 compared to Q1 2014. The rent for our Moscow headquarters is U.S. dollar-denominated.

Product development

	Three months
	ended March 31,
In RUR millions	2014	2015	Change
Product development	2,004	3,347	67%
As a % of revenues	18.4%	27.1%

Growth in product development expenses in Q1 2015 primarily reflects growth of personnel expenses related to headcount increase and salary increases in this category. Product development expenses also grew because of increases in our rent expenses described above. Our development headcount increased 12% from 3,021 as of March 31, 2014, to 3,390 as of March 31, 2015, with 61 employees added since December 31, 2014.

Selling, general and administrative (SG&A)

	Three months
	ended March 31,
In RUR millions	2014	2015	Change
Sales, general and administrative	1,762	2,303	31%
As a % of revenues	16.2%	18.7%

SG&A costs grew 31% compared with Q1 2014. The growth was primarily driven by increases in personnel expenses and rent expenses for our Moscow headquarters related to the SG&A category.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months
	ended March 31,
In RUR millions	2014	2015	Change
SBC expense included in cost of revenues	19	43	126%
SBC expense included in product development	170	379	123%
SBC expense included in SG&A	66	138	109%
Total SBC expense	255	560	120%
As a % of revenues	2.3%	4.5%

Total SBC expense increased 120% in Q1 2015 compared with Q1 2014. The increase is primarily related to the material appreciation of the U.S. dollar in Q1 2015 versus Q1 2014 as well as to new equity-based grants made in 2014 and 2015.

Depreciation and amortization (D&A) expense

	Three months
	ended March 31,
In RUR millions	2014	2015	Change
Depreciation and amortization	1,069	1,490	39%
As a % of revenues	9.8%	12.1%

D&A expense increased 39% in Q1 2015 compared with Q1 2014, primarily reflecting investments in servers and data centers made in 2014 and Q1 2015 as well as the material appreciation of the U.S. dollar and EURO in Q1 2015 compared with Q1 2014.

As a result of the factors described above, income from operations was RUR 1.5 billion ($25.5 million) in Q1 2015, a 45% decline from Q1 2014, while adjusted EBITDA was RUR 3.6 billion ($61.1 million) in Q1 2015, down 12% from Q1 2014.

Interest income, net in Q1 2015 was RUR 484 million, up from RUR 172 million in Q1 2014. The significant growth is due to increased interest rates on our deposits partly offset by increases in our interest expense related to our U.S. dollar denominated 1.25% convertible senior notes following the material appreciation of the U.S. dollar.

Foreign exchange gain in Q1 2015 was RUR 716 million, compared with a foreign exchange gain of RUR 647 million in Q1 2014. This gain is due to the appreciation of the U.S. dollar during Q1 2015 from RUR 56.2584 to $1.00 on December 31, 2014, to RUR 58.4643 to $1.00 on March 31, 2015. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q1 2015.

Income tax expense for Q1 2015 was RUR 676 million, down from RUR 878 million in Q1 2014. Our effective tax rate of 24.1% in Q1 2015 was generally in line with the effective tax rate in 2014.

Adjusted net income in Q1 2015 was RUR 2.2 billion ($38.5 million), a 12% decrease from Q1 2014.

Adjusted net income margin was 18.2% in Q1 2015, compared with 23.4% in Q1 2014.

Net income was RUR 2.1 billion ($36.4 million) in Q1 2015, down 21% compared with Q1 2014.

As of March 31, 2015, Yandex had cash, cash equivalents and long-term deposits of RUR 47.1 billion ($805.5 million).

Net operating cash flow and capital expenditures for Q1 2015 were RUR 1.1 billion ($18.9 million) and RUR 4.8 billion ($82.7 million), respectively.

During Q1 2015, we repurchased $27.8 million in aggregate principal amount of our 1.125% convertible senior notes due 2018 for approximately $22.7 million.

The total number of shares issued and outstanding as of March 31, 2015 was 317,969,532, including 257,108,926 Class A shares, 60,860,605 Class B shares, and one Priority share and excluding 12,052,222 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 4.7 million shares, at a weighted average exercise price of $5.56 per share, of which options to purchase 4.7 million shares were fully vested; equity-settled share appreciation rights equal to 2.2 million shares, at a weighted average measurement price of $27.19, 0.7 million of which were fully vested; and restricted share units covering 4.1 million shares, of which restricted share units to acquire 1.1 million shares were fully vested.

Outlook for Q2 2015

As in the previous quarterly earnings release, the current outlook is limited to quarterly guidance because of the continuing limited visibility in light of the macroeconomic situation.

Currently we expect our revenue to grow in the range of 9% to 12% in Q2 2015 compared with Q2 2014.

Conference Call Information

Yandex’s management will hold an earnings conference call on April 28, 2015 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 877 280 2296

UK: +44(0)20 3427 1903

Russia: +7 495 213 0977

Passcode: Yandex

A replay of the call will be available through May 4, 2015. To access the replay, please dial:

US: +1 347 366 9565,

UK/International: +44 (0) 20 8196 1998,

Russia: +7 495 705 9453

Passcode: 7327970#

A live and archived webcast of this conference call will be available at http://edge.media-server.com/m/p/q4qfgki2

ABOUT YANDEX

Yandex (Nasdaq:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey.
More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for Q2 2015. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, fluctuations in the value of the Russian ruble, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of April 28, 2015, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Vladimir Isaev

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC)

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that was payable to employees in connection with some of our business combinations and (4) provision for income taxes, less (A) interest income and (B) other income/(expense)

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that was payable to certain employees in connection with some of our business combinations, (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses / (gains) and (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax; less gain from repurchases of our convertible notes adjusted for the related increase in income tax

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under US GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with some of our business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gain from repurchases of convertible debt

Adjusted net income also excludes a gain from the repurchase of $27.8 million in principal amount of our 1.125% convertible senior notes due 2018 for approximately $22.7 million that we recorded in the quarter ended March 31, 2015. We have eliminated this gain from adjusted net income as it is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	March 31,	March 31,
	2014	2015	2015
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	17,645	18,434	315.3
Term deposits	5,863	7,271	124.4
Investments in debt securities	3,124	1,177	20.1
Accounts receivable, net	3,703	4,568	78.1
Prepaid expenses	1,556	1,385	23.8
Deferred tax assets	180	376	6.4
Other current assets	3,736	5,199	88.9
Total current assets	35,807	38,410	657.0

Property and equipment, net	17,107	20,132	344.3
Intangible assets, net	2,425	2,379	40.7
Goodwill	8,920	9,166	156.8
Long-term prepaid expenses	1,590	1,545	26.4
Restricted cash	932	543	9.3
Term deposits	25,663	21,384	365.8
Investments in non-marketable equity securities	871	909	15.5
Other non-current assets	1,609	1,319	22.6
TOTAL ASSETS	94,924	95,787	1,638.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5,058	6,427	109.9
Taxes payable	2,930	1,770	30.3
Deferred revenue	1,808	1,871	32.0
Total current liabilities	9,796	10,068	172.2
Convertible debt	26,325	26,180	447.8
Deferred tax liabilities	1,587	1,422	24.3
Other accrued liabilities	1,480	1,236	21.2
Total liabilities	39,188	38,906	665.2

Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 71,870,411, and Class C: 71,870,411); shares issued (Class A: 267,970,405 and 269,161,148, Class B: 62,051,348 and 60,860,605, and Class C: 8,919,063 and 10,109,806, respectively); shares outstanding (Class A: 255,592,322 and 257,108,926, Class B: 62,051,348 and 60,860,605, and Class C: nil)	182	173	3.0
Treasury shares at cost (Class A: 12,378,083 and 12,052,222)	(14,179)	(13,875)	(237.3)
Additional paid-in capital	16,192	16,283	278.5
Accumulated other comprehensive income	1,023	(345)	(6.0)
Retained earnings	52,518	54,645	934.7
Total shareholders’ equity	55,736	56,881	972.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	94,924	95,787	1,638.4

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31,
	2014	2015	2015
	RUR	RUR	$

Revenues	10,885	12,339	211.1
Operating costs and expenses:
Cost of revenues(1)	3,332	3,713	63.5
Product development(1)	2,004	3,347	57.2
Sales, general and administrative(1)	1,762	2,303	39.4
Depreciation and amortization	1,069	1,490	25.5
Total operating costs and expenses	8,167	10,853	185.6
Income from operations	2,718	1,486	25.5
Interest income, net	172	484	8.3
Other income, net	668	833	14.1
Net income before income taxes	3,558	2,803	47.9
Provision for income taxes	878	676	11.5
Net income	2,680	2,127	36.4
Net income per Class A and Class B share:
Basic	8.31	6.69	0.11
Diluted	8.14	6.61	0.11
Weighted average number of Class A and Class B shares outstanding
Basic	322,482,474	317,732,854	317,732,854
Diluted	329,303,552	321,880,889	321,880,889

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	19	43	0.7
Product development	170	379	6.5
Sales, general and administrative	66	138	2.4

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2014	2015	2015
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,680	2,127	36.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,033	1,378	23.6
Amortization of acquisition-related intangible assets	36	112	1.9
Amortization of debt discount and issuance costs	183	273	4.7
Share-based compensation expense	255	560	9.6
Deferred income taxes	23	(335)	(5.7)
Foreign exchange gains	(647)	(716)	(12.2)
Other	(26)	(110)	(1.9)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	63	(841)	(14.4)
Prepaid expenses and other assets	(505)	(551)	(9.4)
Accounts payable and accrued liabilities	(314)	(874)	(15.1)
Deferred revenue	(180)	84	1.4
Net cash provided by operating activities	2,601	1,107	18.9
CASH FLOWS (USED IN)/PROVIDED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(2,065)	(4,836)	(82.7)
Acquisitions of businesses, net of cash acquired	(146)	(68)	(1.2)
Investments in non-marketable equity securities	—	(11)	(0.2)
Proceeds from sale of equity securities	120	—	—
Proceeds from maturity of debt securities	—	2,323	39.7
Investments in term deposits	(10,209)	(3,227)	(55.1)
Maturities of term deposits	—	6,261	107.1
Loans granted	(31)	—	—
Escrow cash deposit	(137)	58	1.0
Net cash (used in)/provided by investing activities	(12,468)	500	8.6
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	48	28	0.5
Proceeds from issuance of convertible debt	2,981	—	—
Repurchases of convertible debt	—	(1,381)	(23.6)
Payment of debt issuance costs	(42)	—	—
Repurchases of ordinary shares	(3,758)	—	—
Net cash used in financing activities	(771)	(1,353)	(23.1)
Effect of exchange rate changes on cash and cash equivalents	2,995	535	9.1
Net change in cash and cash equivalents	(7,643)	789	13.5
Cash and cash equivalents at beginning of period	33,394	17,645	301.8
Cash and cash equivalents at end of period	25,751	18,434	315.3

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months ended March 31,
In RUR millions	2014	2015	Change
Total revenues	10,885	12,339	13%
Less: traffic acquisition costs (TAC)	2,568	2,717	6%
Ex-TAC revenues	8,317	9,622	16%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months
	ended March 31,
In RUR millions	2014	2015	Change
Net income	2,680	2,127	-21%
Add: depreciation and amortization	1,069	1,490	39%
Add: share-based compensation expense	255	560	120%
Add: compensation expense related to contingent consideration	—	35	n/m
Less: interest income, net	(172)	(484)	181%
Less: other income, net	(668)	(833)	25%
Add: provision for income taxes	878	676	-23%
Adjusted EBITDA	4,042	3,571	-12%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months
	ended March 31,
In RUR millions	2014	2015	Change
Net income	2,680	2,127	-21%
Add: SBC expense	255	560	120%
Less: reduction in income tax attributable to SBC expense	(5)	(9)	80%
Add: compensation expense related to contingent consideration	—	35	n/m
Less: foreign exchange gain	(647)	(716)	11%
Add: increase in income tax attributable to foreign exchange gain	129	127	-2%
Less: gain from repurchases of convertible debt	—	(110)	n/m
Add: increase in income tax attributable to gain from repurchases of convertible debt	—	27	n/m
Add: amortization of debt discount	183	273	49%
Less: reduction in income tax attributable to amortization of debt discount	(43)	(65)	51%
Adjusted net income	2,552	2,249	-12%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex- TAC EBITDA Margin (4)
Three months ended March 31, 2015	2,127	17.2%	1,444	3,571	28.9%	37.1%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, net, other (expense)/income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)     Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)     Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex- TAC Net Income Margin (4)
Three months ended March 31, 2015	2,127	17.2%	122	2,249	18.2%	23.4%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange gain (as adjusted for the reduction in income tax attributable to the gain), gain from repurchases of convertible debt (as adjusted for the reduction in income tax attributable to the gain) and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)     Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)     Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.